December 20, 2010

Lauren Nguyen, Esq.
Attorney-Advisor, Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Citicorp Mortgage Securities, Inc., Form S-3 Registration Statement, File No.: 333-170683 Filed on November 18, 2010

Dear Ms. Nguyen:

We are counsel to Citicorp Mortgage Securities, Inc. (the “Registrant”) under the above-captioned registration statement (the “Registration Statement”).  We have reviewed your letter dated December 2, 2010 (the “Comment Letter”) transmitting comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and have discussed the comments contained in the Comment Letter with various representatives of the Registrant.  Capitalized terms used herein without definition have the meanings given them in the form of prospectus (the “Prospectus”) contained in Pre-Effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”) submitted herewith.  Enclosed herewith are four courtesy copies of Amendment No. 1, two of which have been marked to show changes implemented in response to the requests of the Staff in the Comment Letter.

For your convenience, the Staff’s comments are repeated in italics below, followed by the Registrant’s responses.  References to page numbers in Amendment No. 1 are to the marked version.

1.
Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Jordan M. Schwartz       Tel  212 504 6136       Fax  212 504 6666       jordan.schwartz@cwt.com

Lauren Nguyen, Esq.
December 20, 2010

The Registrant confirms that the depositor and each issuing entity previously established directly or indirectly by the depositor or any affiliate or the depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.  The depositor has three affiliates that have offered asset-backed securities involving the same asset class as this offering:  CitiFinancial Mortgage Securities Inc. (CIK Code:  0001102620), Citigroup Mortgage Loan Trust Inc. (CIK Code: 0001257102) and Citicorp Residential Mortgage Securities, Inc.  (CIK Code: 0001355092).

2.
Please confirm that finalized agreements will be filed simultaneously with or prior to the filing of the final prospectus by post-effective amendment or Form 8-K.  Finalized agreements may be unexecuted as provided by Instruction 1 to Item 601 of Regulation S-K.  Exhibits must be filed either as an exhibit to the registration statement by post-effective amendment or under cover of Form 8-K and incorporated by reference into the registration statement.  Refer to Securities Act Rule 462(d) and Item 1100(f) of Regulation AB.

The Registrant confirms that all finalized agreements will be filed simultaneously with or prior to the filing of the final prospectus by post-effective amendment or Form 8-K or at such other date as the Commission by rule, regulation or Staff interpretation may permit during the term of the Registration Statement.

3.	Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus.

The Registrant confirms that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus.

4.
Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment.  Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available.  Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Lauren Nguyen, Esq.
December 20, 2010

The Registrant confirms that the core prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

5.
Please confirm that you will describe the material characteristics of the mortgage loans in the related prospectus supplements, including the mortgage loans in the pool where exceptions to underwriting guidelines have been made.  Refer to Item 1103 and Item 1111 of Regulation AB.

The Registrant confirms that it will describe the material characteristics of the mortgage loans in the related supplements to the core prospectus, including the mortgage loans in the pool where exceptions to underwriting guidelines have been made to the extent required by Item 1103 and Item 1111 of Regulation AB.  The Registrant has also added bracketed disclosure on page 13 of the supplement to indicate its intent to supply such disclosure.

6.
We note disclosure on the cover page that a yield maintenance agreement may be included in a takedown.  Please revise the summary to the prospectus supplement to briefly describe the forms of credit enhancement or other support that may be included in a takedown.  Please refer to Item 1103(a)(ix) of Regulation AB.

The Staff’s requested change has been made on pages 6 and 7 of the supplement.

7.
We note disclosure on page 11 which briefly states that governmental action may affect foreclosures.  Please revise to update and describe, if material, any foreclosure actions or proceedings which may affect you and your securitization program.

The Staff’s requested change has been made on page 12 of the supplement.

8.
We note disclosure on page 69 which states that “there has never been an event of default by CitiMortgage or CMSI under any constitutive agreement for a securitization.”  Please clarify to define the “constitutive agreements” that you are referring to under your securitization program.

The Staff’s requested change has been made on page 71 of the core prospectus.

Lauren Nguyen, Esq.
December 20, 2010

If you have any questions concerning the foregoing, please contact the undersigned.

Very truly yours,

/s/ Jordan M. Schwartz

Jordan M. Schwartz

cc:           Ryan O’Connor, Esq.
Bill Felts